Exhibit 99.1

Notice of Results of Annual General Meeting of Shareholders

R.V.B Holdings Ltd. (the “Company”), announced today that all of the proposals submitted to Shareholder approval at its 2016 Annual General Meeting of Shareholders, held on September 26, 2016 in Tel Aviv, Israel, or the Meeting, were duly approved. At the Meeting, shareholders of the Company approved each of the following by requisite majorities under the Company's articles of association and the Israeli Companies Law, 5799-1999:

1.	Approval and adoption of Amended and Restated Articles of Association of the Company.
2.	Approval of changing the name of the Company to “EViation Ltd.” or such similar name as may be approved by the Israeli Registrar of Companies.
3.	Approval of the proposed compensation package for the Company’s Chief Executive Officer Mr. Omer Bar-Yohay.
4.	Approval as required under §267 and §275 of the Israeli Companies Law, of option grants to certain non-executive directors of the Company under the new Employee Share Option Plan adopted by the Board (the “ESOP”), such grants to be made following the approval of the ESOP by the Israeli Income Tax Authority;
5.	Approval as required under §267 and §275 of the Israeli Companies Law and ratification of the Company’s purchase of insurance policies of directors’ and officers’ liability.
6.	Approval as required under §267 and §275 of the Israeli Companies Law of amended indemnification agreements between the Company and its officers and directors.
7.	Approval of the appointment of the CPA firm Somekh Chaikin (KPMG Israel) as the independent auditors of the Company and authorization of the Company’s management to negotiate and conclude the remuneration of such auditors and the other terms of their retention.

 September 27, 2016